May 9, 2006

Zip+4 Code: 20549-0305

Via Fax & U.S. Mail
William Koziel, Chief Financial Officer, Secretary and Treasurer
Cosi, Inc.
1751 Lake Cook Road
Suite 600
Deerfield, Illinois 60015

> **Re:** **Cosi, Inc.**
> **Form 10-K for the Year Ended January 2, 2006**
> **File 000-50052**

Dear Mr. Koziel:

We have reviewed your response letter dated May 3, 2006 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-K For the Fiscal Year Ended January 2, 2006

We note your responses to our prior comments; however, in light of the fact that you have recently filed a Form S-3 registration statement, you should include information in a format that ensures that readers of your financial statements make educated investment decisions. As such, instead of implementing the proposed changes in future period filings, please revise your Form 10-K for the year ended January 2, 2006.

As appropriate, respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant